UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

03 JAN -3 AM 10: 52

December 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03003180

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

03 JAN -3 AM 10: 03

December 25, 2002

To whom it may concern:

UFJ Holdings, Inc.

"Accelerated Business Reform Plan" of The UFJ Group

Since the establishment in April 2001, the UFJ Group has made continuous effort to maximize its speediness and innovativeness and to strengthen its management basis. In January 2002, UFJ Bank was established through the merger of subsidiary banks and is making achievement in such way as steady realization of integration effects.

However, in consideration of the difficult business environment under continuous deflation, we have recognized the necessity of further acceleration of business restructuring and developed the "Accelerated Business Reform Plan"(the "Plan").

In line with the Plan, we will accelerate the speed of tackling on the problem loan issue, aim to become an "innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base", and make further reinforcement of profitability.

Through the following measures, the UFJ Group will provide further satisfying services to the customers and enhance the value of shareholders simultaneously.

<Outline of the Plan>

1. Improvement of Financial Positions
   - Resolution to the Problem Loan Issue and Issue of Large Troubled Borrowers
   - Reduction of Cross Shareholdings
2. Promotion of Group Business Strategy
3. Restructuring the Group Operation
4. Strengthening Equity Capital

Goal of the UFJ Group

Innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base

1. Improvement of Financial Positions

(1) Resolution to the Problem Loan Issue and Issue of Large Troubled Borrowers

Through the following measures, the UFJ Group plans to reduce problem loans to below 4% of all loans by March 2005, which meets the goal presented in the Program for Financial Revival.

□ Establishment of the Separate Company with Merrill Lynch

➢ In order to accelerate the reduction of problem loans, UFJ Bank transfers its problem loans mainly to small and medium-sized companies, total principal of which is approximately 1 trillion yen, to a newly formed company (the 'Company'). (Outline of the initiative was already announced on November 25, 2002.)

➢ Merrill Lynch will subscribe new preferred stock of approximately 100 billion yen to be issued by the Company.

➢ Introduction of know-how from Merrill Lynch allows the Company to accelerate the rehabilitation of troubled borrowers and the final resolution of problem loans.

* Please refer to the separate announcement 'Progress of "Efforts to Solve Problem Loan Issues and Strengthen Equity Capital"' for detail.

□ Establishment of Rehabilitation Plans for Large Troubled Borrowers

➢ Supporting the establishment of rehabilitation plans for large troubled borrowers has almost been completed after the recent announcement of two trading houses integration through the foreign capital injection and its know-how introduction.

➢ The UFJ Group will continue to watch the progress of revitalization plans of large troubled borrowers and assist their corporate rehabilitation through supporting restructurings and consolidations in each industry.

□ Impact of the Program for Financial Revival

The UFJ Group will announce the impact of the Program for Financial Revival, such as the introduction of "DCF-type" measures, on its financials after the release of the Plan's detail.

(2) Reduction of Cross Shareholdings

To lower risks associated with the fluctuating stock market, the UFJ Group plans to sell 1.2

trillion yen of cross shareholdings during the 2nd half of the current fiscal year as was initially planned. The UFJ Group will reduce the balance of the regulated cross shareholdings below Tier I capital by September 2003, one year ahead of the regulatory deadline.

The UFJ Group also plans to reduce the regulated cross shareholdings to 1.5 trillion yen by the end of the fiscal year 2003 and to 1.4 trillion yen by the end of the fiscal year 2004.

2. Promotion of Group Business Strategy

The UFJ Group will utilize its strength as a comprehensive financial group, enlarge profit-earning opportunity, and realize further integration effects.

By steady implementation of the following new measures and existing business strategies, the target level of business profit of the UFJ Group will be 900 billion yen in FY 2004 and 1,250 billion yen in FY 2007.

Management resources will be heavily allocated for retail and mid-sized corporate business. And by shifting human resources and strengthening product development, we increase the percentage of business profit from retail and mid-sized corporate business to about 50% in FY2004 and between 60 and 70 % in FY 2007.

(Yen bil.)

	Forecast for FY 2002	FY 2004 (target)	FY 2007 (target)
Group Business Profit	775	900	1,250
(non commercial banking business)	(60)	(150)	(250)
Percentage of Business Profit from Retail and Mid-sized Corporate Business	29%	about 50%	between 60% and 70%

(1) Drastic Reinforcement of Trust Business

- Through further reinforcement of trust business (real estate, pension, corporate agency business, etc.) of UFJ Trust Bank and distribution of trust related services to the customer base of UFJ Bank, business profit from trust business will drastically increase from the current figure. (37.5 billion yen forecasted in FY 2002)
- In FY 2007, business profit from trust business and closely-connected asset management business will be about 100 billion yen.
- Upon the reinforcement of trust business, in consideration of the integration of lending and deposit-taking business of the subsidiary banks (during the 2nd half of FY 2004), we will reallocate employees from lending and deposit-taking business to trust business.

(2) Expansion of Insurance Business

- To reinforce sales of annuity insurance for retail customers, we will increase the number of sales staff by about 200, including the new recruit with prior sales experience.
- To reinforce the alliance with insurance companies with strong business tie and agencies in consideration of taking the insurance agency function into the UFJ Group after deregulation.
- Through above measures, fees and commissions from insurance sales business in FY 2007 is planned for 20 billion yen.

(3) Card Processing Business by 5 Companies

- To reinforce the group card business as one of the core businesses in the future. As a first step, 5 companies (UFJ Card, other card companies and consumer credit companies with close relationships) started feasibility study to integrate administrative and system sections.
- To reinforce financial position by cost sharing and seek the possibility of a third party business in the future.

(4) Establishment of Multi-function Branch Network

- Promoting establishment of joint branches of UFJ Tsubasa Securities and UFJ Bank. (currently 61 overlapping branches)
- All wholesale branches of UFJ Bank will be the trust agency of UFJ Trust Bank.
- Expansion of joint branches of UFJ Bank and UFJ Trust Bank, in consideration of the integration of lending and deposit taking business of the subsidiary banks (currently 8 joint branches and 49 overlapping branches)
- Through making a "one-stop branch", we will enhance customer convenience and reduce expenses for rent on a group basis.

3. Restructuring the Group Operation

In addition to the measure in progress, the Group is planning to decrease the expense ratio to gross operating profit from about 50% (current fiscal year) to 45% (FY 2004) and less than 35% (FY 2007), through the following restructuring measures.
The Group will continue reducing personnel and non-personnel expenses, ahead of the schedule of the "Plan to Revitalize Management."

(1) Streamlining of Head Office Functions

- Integrating the function of strategic planning among UFJ Holdings, UFJ Bank, and UFJ Trust Bank by further restructuring of the head office functions in order to realize

faster decision-making process

- In the light of placing more emphasis on customers, reducing at least 1,000 personnel of headquarters by the end of the fiscal year 2004 and reallocating the personnel to the strategic divisions.
- Common usage of the system infrastructure among group companies

(2) Consolidating Branch Offices

- Reducing over 100 branches of UFJ Bank, UFJ Trust Bank and UFJ Tsubasa Securities (currently about 660 in total) by the end of the fiscal year 2004.

(3) Reducing the Number of Directors and Executive Officers

- Concurrent with restructuring head office functions, reducing the number of directors and executive officers from 67 to about 50 (down by 20%) by the end of the fiscal year 2003.

(4) Personnel Management System

- In FY 2001 UFJ Bank introduced the new personnel management system focused on the each individual's duties and performance regardless of the seniority.
- UFJ Trust Bank is planning to adopt the same system during FY 2003.
- The Group will adopt the best personnel management system suitable for each division in the future.

4. Strengthening Equity Capital

The UFJ Group will raise Yen 100 billion or more of Tier 1 capital by accepting outside investment to the newly formed company, which is designed to deal with problem loans.

We will also continue to pursue other measures to raise equity capital, while making every effort to enhance the value of shareholders.

The points and the working schedule are described in the attached "Action Program for Business Reform". In line with the Plan, we will accelerate the implementation of the new measures. The Group will announce further measures once they are ready to be announced.

December 25, 2002

To Whom It May Concern:

UFJ Holdings, Inc.
(Code: 8307)

Progress of "Efforts to Solve Problem Loan Issues and Strengthen Equity Capital"

As we have stated in the statement released on Nov 25, "Accelerated efforts to solve business problems of the UFJ Group", UFJ Group has been contemplating initiatives intended for the purpose of accelerating problem loan disposal and enhancement of equity capital (the "Initiative"). Today, we have reached an agreement with US financial group Merrill Lynch ("Merrill Lynch") to pursue our discussions toward realization of the Initiative by the end of the current fiscal year. UFJ Group will establish a preparatory organization to implement the Initiative.

UFJ Group will raise 100 billion yen or more of Tier 1 capital through the Initiative.

1. Merrill Lynch Participation in the Initiative

UFJ Group and Merrill Lynch have agreed to continue discussions to work together on revitalization of borrowers or problem loan disposal by both parties allocating capital and staff to the subsidiary that is to be formed in connection with the Initiative (the "Subsidiary").

UFJ Group, jointly with Merrill Lynch, established UFJ Solution Consulting ("USC") in April 2002, which has been providing UFJ Bank advisory services to revitalize borrowers, borrowers, where appropriate, and to resolve problem loans. We have reached an agreement to work on discussions of the Initiative to aggressively encourage revitalization of borrowers/problem loan disposal by leveraging experiences and expertise gained through our joint efforts in USC, and to further strengthen the efforts to date.

2. Overview of the Initiative

- Loans to small- and medium-sized companies (approximately 1 trillion yen in principal), are divested and UFJ Bank acquires common stock of the Subsidiary.
- The Subsidiary raises approximately 100 billion yen of equity capital from Merrill Lynch

through issuance of preferred stock. (Since the Subsidiary is subject to consolidation, the raised capital will be recognized as shareholders' equity of UFJ Bank on a consolidated basis.)

- The Subsidiary moves forward with revitalization of borrowers or problem loan disposal, using capital/expertise provided by Merrill Lynch as well as promoting the collaboration with Industry Revitalization Corporation, Resolution and Collection Corporation, and Corporate Revitalization Funds.
- The Subsidiary will consider providing the borrowers with the opportunity to revitalize, where appropriate, as well as to secure transparency and objectivity, through various means which may include establishing an Advisory Board consisting of outsiders

03 JAN -3 AM 10: 03

Progress Report
on
Plan to Revitalize
Management

(Summary)

UFJ Holdings, Inc.

(UFJ Bank Limited)

(UFJ Trust Bank Limited)

December 2002

Contents

1. Summary of Financial Results for the Six Months ended September 30, 2002.

The summary of the financial results for the six months ended September 30, 2002 of UFJ Holdings, Inc., UFJ Bank Limited and UFJ Trust Bank Limited is as follows.

< Banking Subsidiaries Combined>

The gross operating profit was Yen 681.8 billion, a decrease of Yen 134.9 billion from the first half of the previous fiscal year, mainly because of the decrease in net interest income.
Regarding general and administrative expenses, personnel expenses declined Yen 17.8 billion mainly through the reduction of payrolls and non-personnel expenses declined Yen 5.9 billion. The result was a Yen 25.9 billion decrease from the first half of the previous fiscal year, to Yen 303.4 billion.
As a result, the business profit before net transfer to the general reserve was Yen 378.4 billion, down by Yen 113.4 billion from the first half of the previous fiscal year. The business profit after net transfer to the general reserve was Yen 404.9 billion, as a result of the net reversal from general reserve of Yen 26.5 billion.

The gains and losses on stocks and other equity securities increased by Yen 57.9 billion from the first half of the previous fiscal year, mainly because of the Yen 175.4 billion decrease in revaluation losses, despite the Yen 142.7 billion decrease in gains on sales.
Credit costs including Yen 12.7 billion of the trust account were Yen 235.3 billion, mainly because of the provision.
Ordinary profit increased Yen 2.3 billion to Yen 11.4 billion.

Extraordinary gains and losses, mainly due to the increase of collection of written-off claims by Yen 15.4 billion, increased by Yen 6.3 billion from the first half of the previous fiscal year.
As a result, net income increased Yen 38.1 billion to Yen 76.6 billion.

Summary of Income Statement (Combined)

Billions of Yen
Six months ended September 30

	2002	2001	Change
Gross Operating Profit	681.8	821.3	(139.4)
Net Interest Income	*411.5*	*497.3*	*(85.8)*
Trust Fees (before write-off)	*39.8*	*62.7*	*(22.8)*
Fees and Commissions	*74.2*	*86.4*	*(12.1)*
Trading Revenue	*60.4*	*38.1*	*22.2*
Other Operating Net Income	*95.7*	*136.6*	*(40.8)*
Less: General and Administrative Expenses	303.4	329.4	(25.9)
Personnel Expenses	*112.8*	*130.6*	*(17.8)*
Non-personnel Expenses	*175.3*	*181.2*	*(5.9)*
Tax Expenses	*15.2*	*17.5*	*(2.2)*
Business Profit Before Net Transfer to General Reserve	378.4	491.9	(113.4)
Less: Net Transfer to General Reserve	(26.5)	(14.0)	(12.4)
Business Profit (Gyomu Jun-eki)	404.9	505.9	(101.0)
Other Income and Expenses - Net	(393.5)	(496.8)	103.3
Gains & Losses on Stocks and Other Equity Securities	*(148.3)*	*(206.2)*	*57.9*
Credit Costs	*(222.5)*	*(230.9)*	*8.4*
Credit Costs (Trust Account)	*(12.7)*	*(30.5)*	*17.8*
Special Business Tax Imposed on Banks	*(11.0)*	*(11.3)*	*0.2*
Ordinary Profit (Keijo Rieki)	11.4	9.1	2.3
Extraordinary Gains and Losses	46.1	39.8	6.3
Collection of Written-off Claims	*26.1*	*10.6*	*15.4*
Reversal from the Reserve (general, specific and for loans to certain refinancing countries)	*9.3*	*-*	*9.3*
Reversal from the Reserve (for Losses on Supports of Specific Borrowers)	*10.3*	*-*	*10.3*
Gains & Losses on Sales of Premises and Equipment	*(9.2)*	*(1.9)*	*(7.3)*
Amortization of Net Retirement Benefits Obligation at Transition	*(16.7)*	*(17.4)*	*0.7*
Gains on Establishment of Retirement Benefit Trusts	*17.4*	*47.9*	*(30.4)*
Income Before Income Taxes	57.5	48.9	8.6
Less: Income Taxes (Current & Deferred)	(19.0)	10.4	(29.5)
Net Income (Loss)	76.6	38.4	38.1

<Consolidated>

UFJ Holdings posted a consolidated gross operating profit of Yen 784.8 billion, mainly because of a decrease of net interest income by Yen 96.7 billion. General and administrative expenses declined Yen 41.3 billion from the 1st half of the previous fiscal year and net transfer to the general reserve also declined Yen 42.3 billion. Net other income and expenses, including net loss on stocks and other equity securities and credit costs, increased Yen175.3 billion. As a result, ordinary profit increased Yen 107.7 billion to 31.2 billion and net income increased Yen 139.9 billion to Yen 72.5 billion.

Summary of Income Statement (Consolidated)

Billions of Yen
Six months ended September 30

	2002	2001	Change
Gross Operating Profit	784.8	936.2	(151.4)
Net Interest Income	*438.8*	*535.5*	(96.7)
Trust Fees (before write-off)	*39.7*	*62.6*	(22.8)
Fees and Commissions	*119.6*	*123.8*	(4.1)
Trading Revenue	*74.6*	*63.7*	10.8
Other Operating Net Income	*111.9*	*150.4*	(38.5)
Less: General and Administrative Expenses	380.4	421.8	(41.3)
Less: Net Transfer to General Reserve	(34.8)	7.5	(42.3)
Other Income and Expenses - Net	(407.8)	(583.2)	175.3
Gains & Losses on Stocks and Other Equity Securities	*(149.8)*	*(200.0)*	50.1
Credit Costs	*(241.4)*	*(323.5)*	82.1
Credit Costs (Trust Account)	*(12.7)*	*(30.5)*	17.8
Gains & Losses in Investment under Equity Method	*(3.4)*	*(7.5)*	4.0
Ordinary Profit (Keijo Rieki)	31.2	(76.4)	107.7
Extraordinary Gains and Losses	19.7	34.8	(15.0)
Income (Loss) Before Income Taxes & Minority Interests	51.0	(41.6)	92.6
Provision for Income Taxes	3.8	17.0	(13.1)
Deferred Income Taxes	(35.9)	5.1	(41.1)
Minority Interests in Net Income (Loss)	10.5	3.6	6.8
Net Income (Loss)	72.5	(67.4)	139.9

<Retained Earnings>

Retained Earnings combined UFJ Holdings, UFJ Bank and UFJ Trust were Yen 204.8 billion as of September 30, 2002.

Summary of Retained Earnings (Billion of Yen)

	FY 3/2002 (Actual)	1st Half of FY 3/2003(Actual)	FY 3/2003(Forecast)
Retained Earnings	24.7	204.8	235.5

<Earning Forecasts*>

UFJ Bank and UFJ Trust (Non-consolidated) (Billion of Yen)

	Forecasts for FY 3/2003		
		UFJ Bank	UFJ Trust
Business Profit Before Net Transfer to General Reserve	735.0	630.0	105.0
Credit Costs	(480.0)	(430.0)	(50.0)
Ordinary Profit	35.0	50.0	(15.0)
Net Income	70.0	60.0	10.0

UFJ Holdings (Billion of Yen)

	Forecasts for FY 3/2003
Income	33.0
Ordinary Profit	25.0
Net Income	25.0

*The forecasts as of November 25, 2002

2. State of implementation of Plan to Revitalize Management

(1) Progress in rationalization

In April 2001, the UFJ Group adopted the "additional restructuring plan," based on the restructuring plan stated in the "Plan to Revitalize Management" announced in December 2000, aiming to enhance cost competitiveness and realize integration effects as quickly as possible.
Since then, in accordance with the "additional restructuring plan," the Group has implemented various measures to achieve and even increase the projected integration effects.

1. Headcount
As of September 30, 2002, the number of directors and statutory auditors was 24, downed by 5 from March 31, 2002. The number of employees became 23,885, downed by 320 from March 31, 2002.

2. Branches and overseas subsidiaries
The UFJ Group has aggressively enhanced its operational efficiency through consolidation of overlapping branches.
The number of domestic branches as of September 30, 2002 was 480, down by 37 from March 31, 2002. The Group is planning to consolidate its overlapping branches ahead of schedule.
The number of overseas branches as of September 30, 2002 was 17, down by 2 from March 31, 2002. The number of overseas subsidiaries as of September 30, 2002 was 15, decreased by 2.

3. Personnel expenses
The Group has reduced its personnel expenses through decreasing headcount in accordance with the "additional restructuring plan," reducing bonuses, and still freezing annual increase of salaries. As a result, the personnel expenses for the six months ended September 30, 2002 were Yen 112.8 billion.

4. Remuneration and bonuses for directors and statutory auditors
For the six months ended September 30, 2002, the total and average amount of remuneration and bonuses for directors and statutory auditors was Yen 206 million and Yen 21 million respectively. Average retirement allowance for directors and statutory auditors was Yen 35 million.

5. Non-personnel expenses
The non-personnel expenses for the six months ended September 30, 2002 were Yen 175.3 billion. It is because the Group implemented various measures to enhance its efficiency, including lowering procurement costs.

(2) Results of Problem Loan Disposal

The UFJ Group places resolving problem loans issues at the top of priorities for management. Credit related expenses of Yen 2 trillion were incurred for the fiscal year ended March 31, 2002 aiming to significantly improve the situation of problem loans, especially issue of large troubled borrowers.

Credit costs including the trust accounts for the six months ended September 30, 2002 are Yen 235.3 billion, combined UFJ Bank and UFJ Trust. Together with the net transfer to the general reserve, credit-related expenses totaled Yen 208.7 billion.

Strict conditions are applied when the UFJ Group offers debt forgiveness to its customers, from the standpoint of economical rationality. Following 3 points are carefully reviewed before debt forgiveness is granted.

a) Collection of remaining portion of loans should be assured
b) Revitalization plan is rational and effective
c) Management of the company take responsibility

<Credit related expenses for the Six Months ended September 30, 2002>(UFJ Bank and UFJ Trust Bank combined)

Billions of Yen

	Credit Related Expenses
Loan written-off	(134.5)
Net transfer to specific reserve	(51.5)
Losses on sales of loans to CCPC	(0.4)
Net transfer to reserve for contingent liabilities related to loans sold	(8.5)
Net loss on loans securitized / sold	(4.4)
Losses on Supporting Specific Borrowers	(13.8)
Net transfer to reserve for possible losses on support of specific borrowers	(9.9)
Net transfer to specific reserves for loans to refinancing countries	0.7
Sub-total	(222.5)
Credit Costs (Trust account)	(12.7)
Sub-total	(235.3)
Net reversal from (transfer to) general reserve	26.5
Total	(208.7)

The UFJ Group will execute final disposal of problem loans that are classified as 'Doubtful' or lower, as required in the Emergency Economic Package and the Advanced Reform Program.

(3) Loans to medium and small sized corporations

The UFJ Group has positioned the medium and small sized corporation sector as core customer segment and focused on lending to these corporations. But UFJ Holdings, regrettably, received administrative order from the Financial Service Agency because the Group failed to meet the balance target in loans to medium and small sized corporations in fiscal year ended March 31, 2002.

The Group submitted Improvement Plan to increase the amount of loans to medium and small sized corporations.

The outline of Improvement Plan

- Establishment of new committee for checking the progress in lending to medium and small sized corporations group-wide and enforcing the necessary action
- Revision of the internal control system for credit in order to increase loans such as raising the limit of lending on branch managers' own authority
- Reinforcement of management system such as establishing the target for loans to *medium and small corporations on each branch offices*
- Enhancing lending product lineups such as fixed-rate fund for new corporate clients, collateralized loan obligation.

(4) Dividend Policy

1. Dividend policy for fiscal year 2002

It was indispensable for the UFJ Group to enhance financial soundness and to curtail cash outflows, under the circumstances that business environment for banks are to be still harsh in the foreseeable future. Dividend per common stocks for the fiscal year ending March 31, 2003 is to be Yen 2,500.

Dividend per Share for Fiscal Year Ending March 31, 2003

	Forecast
Common Stock	Yen 2,500
Preferred Shares	Defined amount for each class of shares

2. Policy hereafter

The basic dividend policy at UFJ Holdings is as follows.

"From the standpoint of the public nature of a financial institution and maintenance of financial soundness, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves with due consideration for the enhancement of shareholders' value into the future."

We will give careful consideration on the specific dividend level hereafter in view of the earnings trend and financial soundness, based on the fundamental policy above.

UFJ Holdings

(Supplementary Data)

Table 1-1 Financial Projection Summary (Non-consolidated)

1. Balance Sheets (Amounts of assets and liabilities are averages of periodic balances and of capital accounts are balances at end of period.)

(Billions of yen)

	Fiscal Year 3/2002 (Actual)	Six Months 9/2002 (Actual)	Fiscal Year 3/2003 (Plan)
Total assets	4,212.6	4,305.5	4,212.6
Loans and bills discounted	91.7	100.0	91.7
Securities	4,116.8	4,192.6	4,116.8
Total liabilities	322.3	356.7	322.3
Total stockholders' equity	3,957.3	3,954.1	3,957.5
Capital stock	1,000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9
Other capital surplus	1,000.0	1,001.7	1,000.0
Legal surplus	-	-	-
Retained earnings	74.6	70.3	74.6
Treasury stock	(0.2)	(0.2)	-

2. Income Statements

	Fiscal Year 3/2002 (Actual)	Six Months 9/2002 (Actual)	Fiscal Year 3/2003 (Plan)
Ordinary Profit	75.1	14.9	23.5
Dividends received	73.9	11.1	23.5
Operating expenses	6.3	1.7	12.1
Personnel expenses	2.8	0.6	6.8
Non-personnel expenses	3.2	1.0	4.8
Extraordinary profits	-	0.0	-
Extraordinary loss	-	-	-
Income before Income Taxes	75.1	11.6	23.5
Provision for Income Taxes	0.6	0.2	0.0
Income taxes (deferred)	(0.1)	0.0	0.0
Net Income	74.6	11.4	23.5

3. Dividends

(Billions of yen; yen; %)

	Fiscal Year 3/2002 (Actual)	Six Months 9/2002 (Actual)	Fiscal Year 3/2003 (Plan)
Profit distributable as dividends	1,074.3		1,074.6
Cash dividends	15.6	7.6	-
Dividend per common stock	-	-	-
Dividend per preferred share	cf. P11	cf. P11	
Dividend rate (preferred shares <public fund>)	0.80	0.80	-
Dividend rate (preferred shares <others>)	1.93	2.44	-
Dividend payout ratio	20.97	67.02	-

4. Management Indicators

(%)

	Fiscal Year 3/2002 (Actual)	Six Months 9/2002 (Actual)	Fiscal Year 3/2003 (Plan)
Return on equity (net income / stockholders' equity)	1.89	0.29	0.59
Return on assets (net income / total assets*)	1.77	0.26	0.56

** Average Balance*

2. Dividends per preferred share

Fiscal Year 3/2002

	Dividends per share (Yen)	Total amount (Millions of yen)
Class I Preferred Share	37,500	658
Class II Preferred Share	15,900	3,180
Class III Preferred Share	68,750	3,378
Class IV Preferred Share	18,600	2,790
Class V Preferred Share	19,400	2,910
Class VI Preferred Share	5,300	424
Class VII Preferred Share	11,500	2,300
Total		15,641

Six Months 9/2002 (Yen, Millions of yen)

	Dividends per share (Yen)	Total amount (Millions of yen)
Class I Preferred Share	18,750	325
Class II Preferred Share	7,950	1,590
Class III Preferred Share	34,375	1,675
Class IV Preferred Share	9,300	1,395
Class V Preferred Share	9,700	1,455
Class VI Preferred Share	2,650	49
Class VII Preferred Share	5,750	1,150
Total		7,640

<Dividend rate>

	Fiscal Year 3/2002	Six Months 9/2002
Dividend rate (preferred shares <public fund>)		
Class II Preferred Share	0.53%	0.53%
Class IV Preferred Share	0.93%	0.93%
Class V Preferred Share	0.97%	0.97%
Class VII Preferred Share	1.15%	1.15%
Dividend rate (preferred shares <others>)		
Class I Preferred Share	1.25%	1.25%
Class III Preferred Share	3.44%	3.44%
Class VI Preferred Share	0.53%	0.53%

Table 1-2 Financial Projection Summary (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

1. Balance Sheets (Average Balances except Shareholders' Equity) (Billions of yen)

	Fiscal Year 3/2001 Actual (Note 1)	Fiscal Year 3/2002 Actual (Note 1)	Six Months 9/2002 Actual (Note 1)	Fiscal Year 3/2003 Plan (Note 2)
Total assets	90,654.7	90,986.5	79,285.8	82,430.0
Loans and bills discounted	52,259.8	49,351.9	43,769.2	54,280.0
Securities	18,776.5	19,954.7	18,692.2	11,490.0
Trading assets	3,429.5	4,217.9	3,651.0	2,560.0
Deferred tax assets (at the end of period)	1,060.0	1,457.5	1,543.6	650.0
Total liabilities	86,250.1	86,861.6	76,490.5	77,760.0
Deposits (including NCDs)	59,997.2	59,549.1	56,071.9	58,970.0
Trading liabilities	2,206.7	2,368.8	2,201.9	1,750.0
Deferred tax liabilities (at the end of period)	-	-	-	-
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	128.6	76.2	73.3	78.4
Total stockholders' equity (at the end of period)	4,123.9	2,826.6	2,562.0	2,855.2
Capital stock	1,847.2	1,124.1	1,124.1	1,124.1
Capital surplus	1,636.4	1,098.2	983.8	983.9
Other Capital surplus	-	445.0	445.0	445.0
Legal surplus	206.6	23.7	23.7	23.7
Retained Earnings	229.2	(49.9)	134.4	160.9
Revaluation Reserve for Land, Net of Taxes	204.3	117.6	113.2	117.6
Net unrealized gains (Loss) on Available-for-Sale Securities, Net of Taxes	-	67.9	(262.4)	-

2. Income Statements (Billions of yen)

	Fiscal Year 3/2001 Actual	Fiscal Year 3/2002 Actual (Note 1)	Six Months 9/2002 Actual (Note 1)	Fiscal Year 3/2003 Plan (Note 2)
Gross Operating Profit (before write-off)	1,276.5	1,362.9	681.8	1,239.2
Trust fees (before write-off)	95.9	113.4	39.8	91.0
Interest income	1,676.6	1,481.7	558.6	810.0
Interest expenses	796.8	546.4	147.0	
Fees and commissions	169.9	165.0	74.2	155.0
Trading revenue	13.4	49.7	60.4	140.5
Other operating income	117.4	99.4	95.7	42.7
Bonds related income	49.1	59.2	94.1	38.4
Business Profit Before Net Transfer to General Reserve	621.3	710.0	378.4	610.0
Business Profit	408.9	603.0	404.9	610.0
Less: Net transfer to General Reserve	212.4	107.0	(26.5)	-
Operating expenses	655.1	652.8	303.4	629.2
Personnel expenses (Note 3)	273.0	255.2	112.8	240.9
Non-personnel expenses (Note 3)	346.6	360.6	175.3	357.4
Credit Costs (Note 4)	958.0	1,826.9	235.3	480.0
Gains (Losses) on Stocks and Other Equity Securities	374.0	(222.4)	(148.3)	100.0
Revaluation losses	46.8	465.3	148.9	-
Ordinary Profit (Keijo Rieki)	(267.0)	(1,539.0)	11.4	140.0
Extraordinary profit	71.6	96.7	75.7	29.8
Extraordinary loss	78.4	123.5	29.5	49.8
Income taxes (current)	17.9	0.7	1.0	0.0
Income taxes (deferred)	(71.6)	(420.1)	(20.1)	
Net income	(220.1)	(1,146.4)	76.6	120.0

3. Dividends (Billions of yen; yen; %)

	Fiscal Year 3/ 2001 Actual(Note 1)	Fiscal Year 3/ 2002 Actual(Note 1)	Six Months 9/ 2002 Actual(Note 1)	Fiscal Year 3/ 2003 Plan (Note 2)
Profit distributable as dividends	184.8	507.3	496.3	603.8
Cash dividends	37.2			27.7
Dividend per common stock	430.0			250.0
Dividend rate per preferred share (public fund portion)	0.8			0.8
Dividend rate per preferred share (portion other than public funds)	1.7			1.7
Dividend payout ratio	-			23.1

4. Management Indicators *(note 6)* (%)

	Fiscal Year 3/ 2001 Actual(Note 1)	Fiscal Year 3/ 2002 Actual(Note 1)	Six Months 9/ 2002 Actual(Note 1)	Fiscal Year 3/ 2003 Plan (Note 2)
Yield on Interest -earning Assets (A)	2.19	1.94	1.66	3.98
Loans and bills discounted (B)	2.21	1.93	1.84	3.33
Securities	1.51	1.56	1.14	1.94
Yield on interest-bearing liabilities (C)	1.85	1.50	1.23	3.42
Deposiots and others (including NCDs) (D)	0.86	0.50	0.21	1.34
Expense ratio (E)	0.93	0.94	0.94	0.91
Personnel expense ratio	0.38	0.36	0.34	0.35
Non-personnel expense ratio	0.50	0.52	0.54	0.52
Profit margin of funds (A) - (C)	0.33	0.44	0.43	0.56
Profit margin between loans and deposits (B) - (D) - (E)	0.42	0.48	0.69	1.08
Non interest income ratio *(Note 5)*	31.08	31.37	39.64	25.52
Return on equity (business profit / stockholders' equity*)	14.58	20.43	28.01	16.55
Return on assets (business profit / total assets*)	0.68	0.78	0.95	0.74

**Average Balance*

Note:

Aggregate basis for three banks(Sanwa, Tokai and Toyo Trust) for FY03/2001.
From FY03/2002, aggregate basis for two banks(UFJ Bank and UFJ Trust Bank)
Modified based on new restructuring plan, announced on April 2001
No adjustment for personnel and non-personnnel expenses through occurrence of entrustment expenses to holding company
Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.
Adusted credit costs for FY 3/2001 are Yen 931.4 billion.
From 'returns on funds' to 'net interest margin on deposits', the jointly operated designated money trust account and loans trust account are included. The expense ratio relates to funding business.

Table 1-3 Earning Trends and Target of Trust Related Business

Jointly Operated Designated Money Trusts (Billions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual
Total assets	907.9	691.1	864.0
Loans and bills discounted	330.1	301.2	357.4
Securities	2.4	1.7	2.3
Others	575.2	388.1	504.1
Total liabilities	907.9	691.1	864.0
Principal amount	907.3	690.8	863.6
Others	0.5	0.2	0.4

(Billions of yen)

Loan Trusts	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual
Total assets	3,498.9	2,144.9	1,466.8
Loans and bills discounted	1,258.1	915.7	714.0
Securities	9.5	5.4	4.7
Others	2,231.2	1,223.8	748.0
Total liabilities	3,498.9	2,144.9	1,466.8
Principal amount	3,448.1	2,119.0	1,448.7
Others	50.8	25.9	18.1

Table 1-4 Financial Projection Summary (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of yen)

	Fiscal Year 3/2001 Actual *	Fiscal Year 3/2002 Actual	Six Months 9/2002 Actual	Fiscal Year 3/2003 Forecast
Total assets	97,873.6	79,772.9	82,348.9	
Loans and bills discounted	54,624.2	46,024.6	43,812.2	
Securities	21,744.7	15,606.3	20,995.0	
Trading assets	4,405.8	2,680.2	3,138.1	
Deferred tax assets	1,109.6	1,458.2	1,573.2	
Minority interests	383.2	587.4	732.0	
Total liabilities	93,530.3	76,584.7	79,288.7	
Deposits (including NCDs)	64,942.6	57,159.8	58,693.0	
Bonds	-	-	-	
Trading liabilities	2,168.6	1,743.4	2,273.9	
Deferred tax liabilities	2.9	1.9	0.8	
Deferred tax liabilities related to revaluation reserve for land	128.6	83.9	81.1	
Total stockholders' equity	3,959.9	2,600.7	2,328.1	
Capital stock	1,847.2	1,000.0	1,000.0	
Capital surplus	1,636.4	1,266.6	1,248.6	
Retained Earnings	413.4	254.2	327.9	
Revaluation Reserve for Land, Net of Taxes	204.3	130.6	126.0	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	60.1	(280.2)	
Foreign Currency Translation Adjustments	(136.6)	(37.8)	(68.0)	
Treasury stock	(0.0)	(0.2)	(26.2)	

2. Income Statements (Billions of yen)

	Fiscal Year 3/2001 Actual *	Fiscal Year 3/2002 Actual	Six Months 9/2002 Actual	Fiscal Year 3/2003 Forecast
Total income	3,149.6	3,070.8	1,166.5	2,400.0
Interest income	1,845.7	1,652.3	591.7	
Trust fees	56.1	68.9	27.0	
Fees and commissions income	314.9	315.3	158.4	
Trading revenue	88.9	104.8	75.5	
Other operating income	231.2	508.8	245.2	
Other income	612.6	420.5	68.5	
Total expenses	3,419.7	4,674.5	1,135.3	2,360.0
Interest expenses	884.9	607.7	152.8	
Fees and commissions expenses	62.4	65.5	38.8	
Trading expenses	34.4	-	0.8	
Other operating expenses	114.6	373.6	133.3	
General and administrative expenses	770.1	855.2	380.4	
Other expenses	1,553.1	2,772.3	428.8	
Loans written-off	551.2	600.9	144.9	
Net transfer to loan loss reserves	453.3	834.9	22.1	
Net transfer to general reserve	222.4	120.8	(34.8)	
Net transfer to specific reserve	231.7	720.7	57.7	
Ordinary profit (*keijo rieki*)	(270.1)	(1,603.7)	31.2	40.0
Extraordinary profit	76.7	92.6	56.3	
Extraordinary losses	78.6	127.3	36.5	
Income before income taxes and minority interests	(272.0)	(1,638.4)	51.0	
Income taxes (current)	36.6	21.2	3.8	
Income taxes (deferred)	(96.8)	(455.7)	(35.9)	
Minority interests in net income	(0.0)	23.5	10.5	
Net income	(211.7)	(1,227.4)	72.5	70.0

* *Aggregated basis for subsidiary banks*

Table 2 BIS Capital Ratio

(Consolidated) (Billions of yen)

	Fiscal Year 3/ 2001 Actual *(Note 1)*	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Capital stock	1,842.3	927.0	1,000.0	1,000.0
Common stocks *(note 2)*	977.3			291.8
Preferred shares (non-cumulative) *(note 2)*	865.0			708.2
Preferred securities	303.9	529.9	628.5	285.0
Capital surplus	1,636.4	1,266.6	1,248.6	2,482.4
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	-	(280.2)	-
Treasury stocks			(26.2)	
Foreign currency transaction adjustments	(136.6)	(37.8)	(68.0)	(164.3)
Retained earnings	405.0	238.5	320.3	1,143.5
Others	50.7	33.0	83.0	49.6
Total of Tier I	4,101.9	2,957.3	2,905.9	4,796.2
deferred tax amount	*(1,106.6)*	*(1,456.2)*	*(1,572.4)*	*(-)*
Preferred shares (cumulative)	-	-	-	-
Preferred securities	-	-	-	-
Perpetual subordinated bonds	851.3	685.8	552.8	255.1
Perpetual subordinated loans	189.0	47.0	47.0	49.0
Unrealized profits on available-for-sale securities after 55% discount	-	50.5	-	-
Excess of Land Revaluation after 55% discount	149.8	96.6	93.3	185.0
Reserve for credit losses	681.5	640.6	606.5	440.5
Others	-	-	-	-
Total of Upper Tier II	1,871.7	1,520.7	1,299.7	929.6
Subordinated bonds with fixed maturity	805.8	969.6	875.6	804.5
Subordinated loans with fixed maturity	292.0	316.8	415.8	98.4
Others	-	-	-	-
Total of Lower Tier II	1,097.9	1,286.5	1,291.5	902.9
Total of Tier II	2,969.6	2,807.2	2,591.2	1,832.5
Tier III	-	-	-	-
Deduction	(144.2)	(103.9)	(58.5)	(61.0)
Total capital	6,927.3	5,660.6	5,438.6	6,567.7

(Billions of yen)

Risk-weighted assets	61,856.2	51,253.0	48,522.2	61,000.0
Balance sheet items	57,399.5	47,391.9	44,934.9	55,450.0
Off balance sheet items	3,795.5	3,317.7	2,986.6	5,000.0
Others *(Note 3)*	661.0	543.4	600.6	550.0

		(%)	(%)	(%)
BIS risk adjusted capital ratio	11.19	11.04	11.20	10.76
Tier I Ratio	6.63	5.77	5.98	7.86

Note:

Aggregated basis for subsidiary banks

Unavailable since the Company's capital stocks cannot be splited into each class of stocks

Amount when market risk amount divided by 8%

Table 3 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Retail Banking (UFJ Bank)	46.8	24.1	16.6	53.6
Gross operating profit	323.2	307.8	155.7	322.5
G&A Expenses	(276.4)	(283.7)	(139.1)	(268.8)
Corporate Banking (UFJ Bank)	202.3	217.1	114.3	261.3
Gross operating profit	394.9	400.6	206.8	441.2
G&A Expenses	(192.6)	(183.5)	(92.5)	(179.9)
Global Banking & Trading (UFJ Bank)	67.1	107.1	58.6	99.8
Gross operating profit	142.0	175.4	89.5	157.5
G&A Expenses	(74.9)	(68.3)	(30.9)	(57.7)
UFJ Trust Bank	97.4	120.5	45.3	105.0
Gross operating profit	187.3	207.7	86.9	187.0
G&A Expenses	(89.9)	(87.2)	(41.6)	(82.0)
Asset Management Group	-	-	-	-
Gross operating profit	-	-	-	-
G&A Expenses	-	-	-	-
Securities & Investment Banking Group	-	-	-	-
Gross operating profit	-	-	-	-
G&A Expenses	-	-	-	-
Other Divisions	207.7	241.3	143.6	215.3
Total business profit (gyomu jun-eki)	621.3	710.1	378.4	735.0

(Consolidated) (Billions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Retail Banking (UFJ Bank)	48.1	25.8	19.6	60.7
Gross operating profit	347.5	348.0	177.8	368.0
G&A Expenses	(299.4)	(322.2)	(158.1)	(307.2)
Corporate Banking (UFJ Bank)	203.0	217.6	113.2	259.6
Gross operating profit	398.4	407.8	209.1	446.3
G&A Expenses	(195.4)	(190.2)	(95.9)	(186.7)
Global Banking & Trading (UFJ Bank)	109.9	145.7	64.5	111.3
Gross operating profit	236.3	264.3	99.9	178.2
G&A Expenses	(126.5)	(118.6)	(35.4)	(66.8)
UFJ Trust Bank	97.2	119.3	45.0	105.0
Gross operating profit	190.7	210.4	88.4	190.8
G&A Expenses	(93.5)	(91.1)	(43.4)	(85.8)
Asset Management Group	4.6	2.8	0.0	3.3
Gross operating profit	17.2	17.1	7.2	17.6
G&A Expenses	(12.6)	(14.3)	(7.2)	(14.2)
Securities & Investment Banking Group	4.5	8.0	1.1	2.8
Gross operating profit	56.0	61.5	33.8	65.0
G&A Expenses	(51.4)	(53.4)	(32.7)	(62.2)
Other Divisions	233.9	273.1	160.9	232.3
Total business profit (gyomu jun-eki)	701.2	792.3	404.3	775.0

Table 4 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust Bank)

Number of Directors and Statutory Auditors, and Employees

	Fiscal Year 3/ 2001 Actual	Including UFJ Holdings*	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Number of directors and statutory auditors	28	36	29	24	32
Non full-time directors	5		8	10	9
Directors	16	20	19	18	22
Non full-time directors	0		6	6	7
Statutory auditors	12	16	10	6	10
Non full-time statutory auditors	5		2	4	2
Number of employees **	26,099	-	24,205	23,885	23,350

** Including directors and auditors who resigned in March 2001 and assigned as directors and auditors of UFJ Holdings, Inc. in April 2001*

*** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Head office and domestic branches*	531	517	480	406
Overseas bases**	29	19	17	19
(For reference) Overseas subsidiaries	23	17	15	15

** The number excludes those specialized to maintain only designated accounts for transfers.*

*** Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Personnel expenses (millions of yen)	273,007	255,278	112,856	240,900
Salaries and bonuses (millions of yen)	155,961	146,225	65,987	147,400
Average monthly salary (thousands of yen)	480	482	476	487

(Note) Average age is 37.4 years (as of September 30, 2002)

Remuneration and Bonuses for Directors and Statutory Auditors (millions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Total remuneration and bonuses	1,010	556	206	650
Remuneration	1,008	555	206	650
Bonuses	2	1	0	0
Average remuneration and bonuses (for full-time)	25	20	21	25
Average retirement allowance	84	44	35	52

(Note) Including portion of corporate auditors. Also, under directors' bonuses, record aggregate of amount from profit distribution and 'employee portion' for directors who are concurrently 'employee.'

Non-Personnel Expenses (millions of yen)

	Fiscal Year 3/ 2001 Actual	Fiscal Year 3/ 2002 Actual	Six Months 9/ 2002 Actual	Fiscal Year 3/ 2003 Forecast
Non-personnel expenses* excluding integration costs	346,687	355,593	169,823	341,400
(Excluding one off expenses from integration)				
System related expenses	91,285	119,017	59,107	119,900
Other than system related expenses	255,402	236,576	110,716	221,500

** Recorded on actual basis including leases*

Non-personnel expenses	346,687	360,667	175,322	357,400
One off expenses from integration	-	5,074	5,499	16,000

Table 5 Loans and Bills Discounted (Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Balance) (Billions of yen)

		FY 3/ 2002 Actual (A)	Six Months 9/ 2002 Actual (B)	FY 3/ 2003 Forecast (C)
Domestic Loans	including impact loans	43,283.4	41,401.2	42,654.4
	excluding impact loans	41,945.7	40,346.9	41,766.7
Loans to small- & mid-sized companies (Note 1)	including impact loans	19,618.0	18,358.9	19,495.0
	excluding impact loans	19,208.6	18,060.1	19,235.6
Loans guaranteed by credit guarantee associations		1,649.3	1,451.3	1,649.3
Loans to individuals (excluding loans to provide funds to run business)		9,231.3	9,520.0	9,531.3
Housing loans		7,565.8	7,924.0	8,165.8
Others		14,434.1	13,522.3	13,628.1
Overseas loans		3,090.8	2,463.2	3,090.8
Total		46,374.2	43,864.4	45,745.2

(Balances, excluding effects on table below) (Billions of yen)

		Six Months 9/ 2002 Actual (B-A+D)	Fiscal Year 3/ 2003 Forecast (C-A+E)
Domestic Loans	including impact loans	(1,128.1)	(50.0)
	excluding impact loans	(850.7)	400.0
Loans to small- & mid-sized companies (Note 1)	including impact loans	(943.2)	250.0
	excluding impact loans	(832.6)	400.0

Notes:

Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)
[Includes loans for business purposes for individuals]

(Billions of yen)

	Actual during Six Months 9/2002 (D)	Loans to small & mid-sized companies	Fiscal Year 3/ 2003 Forecast (E)	Loans to small & mid-sized companies
Loans written-off *(Note 1)*	642.2	53.2	156.0	66.0
Loss on sales of loans to CCPC *(Note 2)*	13.5	13.5	15.0	15.0
Loans securitized *(Note 3)*	(316.1)	13.9	0.0	0.0
Partial direct written off *(Note 4)*	247.9	152.7	308.0	212.0
Loss on sales of assets to RCC *(Note 5)*	6.6	1.9	25.0	20.0
Bulk sales, etc *(Note 6)*	21.2	5.5	75.0	60.0
Others *(Note 7)*	132.8	75.2	0.0	0.0
Total	748.1	315.9	579.0	373.0

Notes:

Direct write-offs non-taxable.
Amount of final disposal relateing to loans sold to the Cooperative Credit Purchasing Company, Limited
Mainly securitization of normal loans
Partial direct write-offs implemented during this fiscal year
Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System
Losses concurrent with bulk sales of loans and other credit costs
Amount of credit granting like subscription of private placement
Figures are cited from the Progress Report for the fiscal year ended March 2001.

Table 6 Loan Classification under the Financial Revitalization Law (Consolidated)

Banking account (Billions of yen)

	3/2002 (Notes 2)		9/2002 (Notes 2)	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
Bankrupt and quasi-bankrupt	592.0	673.9	446.6	535.4
Doubtful	2,831.4	2,945.8	1,870.7	1,956.3
Sub-standard	2,922.4	2,976.2	2,591.1	2,641.9
Normal	43,434.8	43,466.3	42,124.7	42,164.5

Trust account (Billions of yen)

	3/2002 (Notes 2)		9/2002 (Notes 2)	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
Bankrupt and quasi-bankrupt	35.8	35.8	33.9	33.9
Doubtful	37.1	37.1	22.3	22.3
Sub-standard	63.2	63.2	53.2	53.2
Normal	1,080.7	1,080.7	962.0	962.0

Reserves (Billions of yen)

	3/2002 (Notes 2)		9/2002 (Notes 2)	
	(Non-consol.)	(Consol.)	(Non-consol.)	(Consol.)
General reserve	741.8	791.2	712.0	763.3
Specific reserve	755.3	874.7	647.4	750.2
Specific reserve for loans to refinancing countries	5.9	5.2	4.7	4.0
Total loan loss reserve	1,503.2	1,671.2	1,364.2	1,517.6
Reserve for contingent liabilities related to loans sold	49.4	56.7	52.4	59.4
Reserve for supporting specific borrowers	614.1	579.1	159.9	159.9
Sub total	2,166.7	2,307.1	1,576.7	1,737.0
Special reserve for Loan Trust	14.0	14.0	10.2	10.2
Reserve for possible impairment of principal	-	-	-	-
Sub total	14.0	14.0	10.2	10.2
Total	2,180.8	2,321.2	1,586.9	1,747.2

Note: 1. Non-consolidated figures are simple aggregate of UFJ Bank and UFJ Trust Bank.

Table 7 Risk Monitored Loans (Consolidated)

Banking account (Billions of yen; %)

	3/ 2002 (Non-consol.)	3/ 2002 (Consol.)	9/ 2002 (Non-consol.)	9/ 2002 (Consol.)
Loans to bankrupt companies (A)	133.6	147.2	143.6	158.5
Partial direct write-offs	(488.6)	(524.8)	(646.1)	(686.2)
Other delinquent loans (B)	3,131.7	3,307.5	2,131.1	2,275.0
Loans past due 3 months or more (C)	79.2	82.9	98.7	106.3
Restructured loans (D)	2,843.2	2,893.2	2,492.4	2,535.5
Loans with concessionary reduction of interest	98.4	98.4	39.0	39.0
Loans with concessionary rescheduling of interest payment	3.0	3.0	2.3	2.3
Loans with concessionary support to borrowers	238.5	238.5	217.1	217.1
Loans with concessionary rescheduling of principal repayment	2,503.0	2,503.0	2,233.6	2,233.6
Others	0.2	50.2	0.2	43.3
Total (E) = (A) + (B) + (C) + (D)	6,187.8	6,431.0	4,865.9	5,075.5
Ratio : (E) / total loans	13.73%	13.96%	11.39%	11.58%

Trust account (Billions of yen; %)

	3/ 2002 (Non-consol.)	3/ 2002 (Consol.)	9/ 2002 (Non-consol.)	9/ 2002 (Consol.)
Loans to bankrupt companies (A)	14.9	14.9	14.8	14.8
Partial direct write-offs	(3.7)	(3.7)	(1.2)	(1.2)
Other delinquent loans (B)	59.9	59.9	42.9	42.9
Loans past due 3 months or more (C)	2.0	2.0	1.6	1.6
Restructured loans (D)	59.3	59.3	50.1	50.1
Loans with concessionary reduction of interest	2.9	2.9	2.3	2.3
Loans with concessionary rescheduling of interest payment	0.1	0.1	0.0	0.0
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	56.2	56.2	47.7	47.7
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	136.2	136.2	109.5	109.5
Ratio : (E) / total loans	11.19%	11.19%	10.22%	10.22%

Note:

1.Non-consolidated figures are simple aggregate of UFJ Bank and UFJ Trust Bank.

Table 8 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	FY 3/ 2001 Actual (Note 1)	FY 3/ 2002 Actual (Note 1)	Six Months 9/2002 Actual (Note 1,3)	FY 3/ 2003 Forecast
Credit costs (A)	958.0	1,826.9	235.3	
Banking account	918.2	1,782.6	222.5	
Net transfer to specific reserve	231.1	673.8	51.5	
Loans written-off and others (C)	606.9	698.0	153.2	
Loans written-off	501.9	572.4	134.5	
Loss on sales of loans to CCPC	26.9	16.2	0.4	
Loss on sales of assets to RCC	0.1	0.0	3.0	
Loss on sales of other loans	33.7	9.1	1.4	
Loss on supporting specific customers	44.1	100.1	13.8	
Transfer to reserve for contingent liabilities related to loans sold	27.5	14.4	8.5	
Transfer to reserve for possible losses on support of specific borrowers	26.4	402.7	9.9	
Transfer to specific reserve for loans to refinancing countries	(0.4)	(6.3)	(0.7)	
Others (D) (Notes 2)	26.6	-	-	
Trust account	39.8	44.2	12.7	
Loans written-off and others (E)	39.8	44.2	12.7	
Loans written-off	32.3	41.3	8.8	
Loss on sales of loans to CCPC	7.2	2.9	3.1	
Loss on sales of assets to RCC	-	-	-	
Loss on sales of other loans	0.2	-	0.7	
Net transfer to general reserve (B)	212.4	107.0	(26.5)	
Total (A) + (B)	1,170.5	1,934.0	208.7	480.0
<For reference>				
Direct write-offs through reversal of loan loss reserve (F)	379.2	273.6	570.2	
Gross direct write-offs (C) + (D) + (E) + (F)	1,052.7	1,016.0	736.2	

Note *Aggregate basis for three banks(Sanwa, Tokai and Toyo Trust) for FY03/2001.*
From FY03/2002, aggregate basis for two banks(UFJ Bank and UFJ Trust Bank)
Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.
Adusted credit costs for FY 3/2001 are Yen 931.4 billion (Banking account: 891.6, Others: 0, Total: 1,143.9 and Gross direct write-offs: 1,026.0)
Reversal from reserve of UFJ Trust for Ist half of FY 3/2003 (Specific reserve: 5.9, Reserve for Losses on Supports of Specific Borrowers: 10.3, Specific reserve for loans to certain refinancing countries: 0.02, General reserve: 3.3) is posted on Extraordinary Profits.

(Consolidated) (Billions of yen)

	FY 3/ 2001 Actual (Note 1)	FY 3/ 2002 Actual (Note 1)	Six Months 9/2002 Actual (Note 1,3)	FY 3/ 2003 Forecast
Credit costs (A)	1,003.0	1,954.4	254.1	
Banking account	963.2	1,910.2	241.4	
Net transfer to specific reserve	231.7	720.7	57.7	
Loans written-off and others (C)	677.8	757.7	175.4	
Loans written-off	545.0	600.9	144.9	
Loss on sales of loans to CCPC	26.9	16.2	0.4	
Loss on sales of assets to RCC	0.1	0.0	3.0	
Loss on sales of other loans	61.4	40.3	13.2	
Loss on supporting specific customers	44.1	100.1	13.8	
Transfer to reserve for contingent liabilities related to loans sold	27.8	13.9	9.0	
Transfer to reserve for possible losses on support of specific borrowers	-	424.5	-	
Transfer to specific reserve for loans to refinancing countries	(0.8)	(6.7)	(0.7)	
Others (D) (Notes 2)	26.6	-	-	
Trust account	39.8	44.2	12.7	
Loans written-off and others (E)	39.8	44.2	12.7	
Loans written-off	32.3	41.3	8.8	
Loss on sales of loans to CCPC	7.2	2.9	3.1	
Loss on sales of assets to RCC	-	-	-	
Loss on sales of other loans	0.2	-	0.7	
Net transfer to general reserve (B)	222.4	120.8	(34.8)	
Total (A) + (B)	1,225.5	2,075.3	219.3	
<For reference>				
Direct write-offs through reversal of loan loss reserve (F)	415.1	332.3	580.1	
Gross direct write-offs (C) + (D) + (E) + (F)	1,159.3	1,134.3	768.3	

Note *Aggregate basis for three banks(Sanwa, Tokai and Toyo Trust) for FY03/2001.*
Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.
Adusted credit costs for FY 3/2001 are Yen 976.4 billion (Banking account: 936.6, Others: 0, Total: 1,198.9 and Gross direct write-offs: 1,132.7)
Reversal from reserve for Ist half of FY 3/2003 (Reserve for Losses on Supports of Specific Borrowers: 0.3) is posted on Extraordinary Profits.

Table 9 Resources for Disposal of Problem Loans

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank) (Billions of yen)

	FY 3/ 2001 Actual	FY 3/ 2002 Actual	Six Months 9/2002 Actual	FY 3/ 2003 Forecast
Net business profit before provision for general reserve	621.3	710.0	378.4	735.0
Gains/losses on bonds	49.1	59.2	94.1	
Net gains/losses on stocks	374.0	(223.2)	(148.3)	
Net gains/losses on sale of premises	(17.9)	(39.3)	(9.2)	
Retained earnings	1,086.0	376.7	837.1	
Others	-	-	-	
Total	2,063.6	824.2	1,058.0	735.0

Note:

Aggregate basis for three banks(Sanwa, Tokai and Toyo Trust) for FY03/2001.
From FY03/2002, aggregate basis for two banks(UFJ Bank and UFJ Trust Bank)

(Consolidated) (Billions of yen)

	FY 3/ 2001 Actual	FY 3/ 2002 Actual	Six Months 9/2002 Actual	FY 3/ 2003 Forecast
Net business profit before provision for general reserve	621.3	710.0	378.4	
Gains/losses on bonds	47.5	60.3	94.1	
Net gains/losses on stocks	358.1	(194.9)	(149.8)	
Net gains/losses on sale of premises	(16.5)	(45.5)	(9.6)	
Retained earnings	1,462.2	679.4	438.3	
Others	-	-	-	
Total	2,425.2	1,149.0	278.8	

Note:

Figures for FY March 31, 2001 are simple aggregate of Sanwa, Tokai and Toyo Trust.

Table 10 Bankruptcies During Six Months Ended September 30, 2002
(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 3)*		Internal credit rating as of half year prior to bankruptcy *(Note 4)*	
	Number of Bankruptcies *(Note 2)*	Amount (Billions of Yen)	Number of Bankruptcies *(Note 2)*	Amount (Billions of Yen)
<1>	0	0.0	0	0.0
<2>	0	0.0	0	0.0
<3>	1	1.1	1	1.1
<4>	3	0.2	1	0.0
<5>	8	2.8	5	2.0
<6>	21	25.5	11	5.3
<7>	27	7.8	18	5.9
<8>	68	102.9	68	55.1
<9>	48	17.7	62	85.9
<10>	2	0.9	5	2.3
No rating *(Note 1)*	26	5.0	33	6.3

Notes:
1. Including (1) individuals and (2) companies to which the internal credit rating criteria does not apply.
2. Excluding cases less than 50 million yen in amount.
3. Credit rating as of Setp. 30, 2001
4. Credit rating as of Mar.31, 2002

<For reference>
Loan Classification under the Financial Revitalization Law

(Billions of yen)

	Sept. 30 2002 Actual
Bankrupt and quasi-bankrupt	480.6
Doubtful	1,893.0
Sub-standard	2,644.3
Normal	43,086.7
Total	48,104.8

Table 11 Unrealized Profits and Losses on Securities
(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Securities) (Billions of yen)

	Sept. 30, 2002			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	271.8	(22.0)	0.2	22.3
Bonds	-	-	-	-
Stock	246.5	(19.2)	-	19.2
Others	25.3	(2.8)	0.2	3.0
Money Held in Trust	-	-	-	-
Available-for-sale Securities	19,239.9	(295.3)	338.9	634.3
Bonds	12,864.9	67.1	73.9	6.8
Stock	3,612.8	(366.7)	215.1	581.8
Others	2,762.2	(4.2)	49.7	45.5
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	293.8	209.8	(84.0)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 12 Unrealized Pfrofit and Losses on Securities (Consolidated)

(Securities) (Billions of yen)

	Sept. 30, 2002			
	Cost or Market Value	Unrealized Profit/ Loss		
		Net	Profit	Loss
HELD-TO-MATURITY Securities	23.2	0.0	0.1	0.0
Bonds	0.0	0.0	0.0	-
Stock	-	-	-	-
Others	23.2	0.0	0.1	0.0
Money Held in Trust	-	-	-	-
SUBSIDIARIES Securities	45.0	15.4	17.9	2.5
Bonds	-	-	-	-
Stock	27.4	10.4	10.4	0.0
Others	17.5	4.9	7.4	2.5
Money Held in Trust	-	-	-	-
Available-for-sale Securities	19,682.9	(293.8)	351.8	645.7
Bonds	13,060.7	69.7	76.7	6.9
Stock	3,530.5	(364.9)	222.3	587.3
Others	3,091.6	1.3	52.7	51.4
Money Held in Trust	-	-	-	-

(Others) (Billions of yen)

	Book value	Market value	Unrealized profit/ loss		
			Net	Profit	Loss
Commercial-use premises	320.9	243.3	(77.6)	-	-
Other premises	-	-	-	-	-
Other assets	-	-	-	-	-

Table 13 Off Balance Sheet Transactions (Consolidated)

(Billions of yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	Mar. 31 2002	Sept. 30 2002	Mar. 31 2002	Sept. 30 2002
Financial futures	159,836.7	203,712.2	-	-
Interest rate swaps	177,062.7	179,729.5	2,970.0	3,318.3
Currency swaps	6,407.2	5,969.3	431.4	351.5
Foreign exchange futures	12,120.8	11,288.5	333.4	235.3
Interest rate options bought	11,894.3	18,859.9	78.9	91.5
Currency options bought	1,789.7	2,541.7	56.9	73.8
Other derivative instruments	23,839.8	27,433.1	41.3	128.7
Effect of netting	-	-	(2,435.1)	(2,653.6)
Total	392,951.4	449,534.5	1,477.0	1,545.6

<Based on the BIS standard and exchange transactions and contracts within 2 weeks are included.>

** Aggregated basis for three banks*

Table 14 Credit Composition (as of September 30, 2002)
(Combined figures of UFJ Bank and UFJ Trust Bank)

(Billions of yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	839.6	449.9	23.1	1,312.7
Credit cost	0.1	3.7	0.4	4.4
Credit risk amount	1.0	8.4	0.9	10.4

**Calculated using the current method based on BIS capital standards*